SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            -----------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)1

                         Lionbridge Technologies, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   536252109
-------------------------------------------------------------------------------
                                 (CUSIP Number)

-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
         [ ]  Rule 13d-1(b)
         [X]  Rule 13d-1(c)
         [ ]  Rule 13d-1(d)

---------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 536252109                     13G                   Page 2 of 13 Pages

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   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         MORGAN STANLEY
-------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [ ]

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   3.    SEC USE ONLY

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   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                          5.     SOLE VOTING POWER                     -0-

      NUMBER OF           -----------------------------------------------------
        SHARES            6.     SHARED VOTING POWER             3,452,395
     BENEFICIALLY
       OWNED BY           -----------------------------------------------------
         EACH             7.     SOLE DISPOSITIVE POWER                -0-
      REPORTING
     PERSON WITH          -----------------------------------------------------
                          8.     SHARED DISPOSITVE POWER         3,452,395

-------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,452,395
-------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                  [ ]

-------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         10.9%
-------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 536252109                     13G                   Page 3 of 13 Pages

-------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         MORGAN STANLEY VENTURE CAPITAL II, INC.
-------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [ ]

-------------------------------------------------------------------------------
   3.    SEC USE ONLY

-------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                          5.     SOLE VOTING POWER                     -0-

      NUMBER OF           -----------------------------------------------------
        SHARES            6.     SHARED VOTING POWER             3,452,395
     BENEFICIALLY
       OWNED BY           -----------------------------------------------------
         EACH             7.     SOLE DISPOSITIVE POWER                -0-
      REPORTING
     PERSON WITH          -----------------------------------------------------
                          8.     SHARED DISPOSITVE POWER         3,452,395

-------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,452,395
-------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                  [ ]

-------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         10.9%
-------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         CO, IA
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 536252109                     13G                   Page 4 of 13 Pages

-------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         MORGAN STANLEY VENTURE PARTNERS II, L.P.
-------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [ ]

-------------------------------------------------------------------------------
   3.    SEC USE ONLY

-------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                          5.     SOLE VOTING POWER                     -0-

      NUMBER OF           -----------------------------------------------------
        SHARES            6.     SHARED VOTING POWER             3,147,167
     BENEFICIALLY
       OWNED BY           -----------------------------------------------------
         EACH             7.     SOLE DISPOSITIVE POWER                -0-
      REPORTING
     PERSON WITH          -----------------------------------------------------
                          8.     SHARED DISPOSITVE POWER         3,147,167

-------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,147,167
-------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                  [ ]

-------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         9.9%
-------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         PN, IA
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 536252109                     13G                   Page 5 of 13 Pages

-------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         MORGAN STANLEY VENTURE CAPITAL FUND II ANNEX, L.P.
-------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [ ]

-------------------------------------------------------------------------------
   3.    SEC USE ONLY

-------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                          5.     SOLE VOTING POWER                     -0-

      NUMBER OF           -----------------------------------------------------
        SHARES            6.     SHARED VOTING POWER             2,768,582
     BENEFICIALLY
       OWNED BY           -----------------------------------------------------
         EACH             7.     SOLE DISPOSITIVE POWER                -0-
      REPORTING
     PERSON WITH          -----------------------------------------------------
                          8.     SHARED DISPOSITVE POWER         2,768,582

-------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,768,582
-------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                  [ ]

-------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         8.7%
-------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 536252109                     13G                   Page 6 of 13 Pages

-------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         MORGAN STANLEY VENTURE INVESTORS ANNEX, L.P.
-------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [ ]

-------------------------------------------------------------------------------
   3.    SEC USE ONLY

-------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                          5.     SOLE VOTING POWER                     -0-

      NUMBER OF           -----------------------------------------------------
        SHARES            6.     SHARED VOTING POWER               378,585
     BENEFICIALLY
       OWNED BY           -----------------------------------------------------
         EACH             7.     SOLE DISPOSITIVE POWER                -0-
      REPORTING
     PERSON WITH          -----------------------------------------------------
                          8.     SHARED DISPOSITVE POWER           378,585

-------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         378,585
-------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                  [ ]

-------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         1.2%
-------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:

     Lionbridge Technologies, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

     950 Winter Street, Waltham, MA 02451

Item 2(a).  Name of Person Filing:

     This statement is filed jointly on behalf of the persons identified below. In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information concerning that person but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

     Morgan Stanley ("MS")

     Morgan Stanley Venture Capital II, Inc. ("MSVCII")

     Morgan Stanley Venture Partners II, L.P. ("MSVPII")

     Morgan Stanley Venture Capital Fund II Annex, L.P. ("MSVCFIIA")

     Morgan Stanley Venture Investors Annex, L.P. ("MSVIA")

Item 2(b).  Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of MS, MSVCII, MSVPII, MSVCFIIA and MSVIA is:

     1585 Broadway
     New York, New York 10036

Item 2(c).  Citizenship:

     The citizenship of MS, MSVCII, MSVPII, MSVCFIIA and MSVIA is Delaware.

Item 2(d).  Title of Class of Securities:

     This statement relates to the Company's Common Stock, par value $0.01 per share (the "Shares").

Item 2(e).  CUSIP Number:

     536252109

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

         (a)   [ ]  Broker or dealer registered under Section 15 of
                    the Exchange Act;

         (b)   [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act;

         (c)   [ ]  Insurance company as defined in Section 3(a)(19) of
                    the Exchange Act;

         (d)   [ ]  Investment company registered under Section 8 of the
                    Investment Company Act;

         (e)   [ ]  An investment adviser in accordance with
                    Rule 13d-1(b)(1)(ii)(E);

         (f)   [ ]  An employee benefit plan or endowment fund in
                    accordance with Rule 13d-1(b)(1)(ii)(F);

         (g)   [ ]  A parent holding company or control person in
                    accordance with Rule 13d-1(b)(1)(ii)(G);

         (h)   [ ]  A savings association as defined in Section 3(b)
                    of the Federal Deposit Insurance Act;

         (i)   [ ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

         (j)   [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.   Ownership.

     The filing of this statement should not be construed as an admission by any person that such person is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement, other than the securities set forth opposite such person's name in the table in
Item 4(c) below.

     (a) Amount beneficially owned:

     As of December 31, 2002: (1) MSVCII owned directly 305,228 Shares; (2) MSVCFIIA owned directly 2,744,105 Shares and warrants to purchase 24,477 Shares; and (3) MSVIA owned directly 375,235 Shares and warrants to purchase 3,350 Shares.

     MSVPII is the general partner of MSVCFIIA and MSVIA (collectively, the "Funds"), and, as such, has the power to vote or direct the vote and to dispose or direct the disposition of all of the Shares held by the Funds. Therefore, MSVPII may be deemed to have beneficial ownership of the 3,119,340 Shares and warrants to purchase 27,827 Shares held collectively by the Funds.

     MSVCII is the managing general partner of MSVPII, and, as such, has the power to direct the actions of MSVPII. MS, as the sole shareholder of MSVCII, controls the actions of MSVCII. Therfore, MSVCII may be deemed to have beneficial ownership of the 3,119,340 Shares and warrants to purchase 27,827 Shares held by the Funds and the 305,228 Shares it owns directly. Therefore, MS may be deemed to have beneficial ownership of the 3,119,340 Shares and warrants to purchase 27,827 Shares held collectively by the Funds and the 305,228 Shares held by MSVCII.

     MS is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by, one of its business units.

     (b)  Percent of class: (1)

     MS                                      10.9% shares of the Common Stock
     MSVCII                                  10.9% shares of the Common Stock
     MSVPII                                  9.9% shares of the Common Stock
     MSVCFIIA                                8.7% shares of the Common Stock
     MSVIA                                   1.2%  shares of the Common Stock

---------
(1) Based on the 31,687,690 shares of Common Stock reported to be outstanding as of November 13, 2002 on the Form 10-Q filed with the SEC, for the quarter ended September 30, 2002.


     (c) Number of shares as to which such person has:

                                                     (iii)              (iv)
                  (i)               (ii)        Sole power to    Shared power to
             Sole power to    Shared power to    dispose or        dispose or
              vote or to        vote or to      to direct the     to direct the
            direct the vote   direct the vote   disposition of    disposition of
            ---------------   ---------------   --------------    --------------
MSDW             - 0 -           3,452,395           - 0 -          3,452,395
MSVCII           - 0 -           3,452,395           - 0 -          3,452,395
MSVPII           - 0 -           3,147,167           - 0 -          3,147,167
MSVCFIIA         - 0 -           2,768,582           - 0 -          2,768,582
MSVIA            - 0 -            378,585            - 0 -           378,585


Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     Not applicable

Item 8.  Identification and Classification of Members of the Group.

     Not applicable

Item 9.  Notice of Dissolution of Group.

     Not applicable

Item 10.  Certifications.

     By signing below each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                        Date: February 13, 2003

                                        MORGAN STANLEY

                                        By: /s/ Dennine Bullard
                                           ------------------------------------
                                           Name:  Dennine Bullard
                                           Title: Authorized Signatory


                                        MORGAN STANLEY VENTURE CAPITAL II, INC.

                                        By: /s/ Debra Abramovitz
                                           ------------------------------------
                                           Name:  Debra Abramovitz
                                           Title: Executive Director


                                        MORGAN STANLEY VENTURE PARTNERS II,
                                        L.P.
                                        By:  Morgan Stanley Venture Capital
                                             II, Inc., as Managing General
                                             Partner

                                        By: /s/ Debra Abramovitz
                                           ------------------------------------
                                           Name:  Debra Abramovitz
                                           Title: Executive Director


                                        MORGAN STANLEY VENTURE CAPITAL FUND
                                        II ANNEX, L.P.
                                        By: Morgan Stanley Venture Partners
                                            II, L.P., as General Partner
                                        By: Morgan Stanley Venture Capital
                                            II, Inc., as Managing General
                                            Partner

                                        By: /s/ Debra Abramovitz
                                           ------------------------------------
                                           Name:  Debra Abramovitz
                                           Title: Executive Director


                                        MORGAN STANLEY VENTURE INVESTORS
                                        ANNEX, L.P.
                                        By: Morgan Stanley Venture Partners
                                            II, L.P., as General Partner
                                        By: Morgan Stanley Venture Capital II,
                                            Inc., as Managing General Partner

                                        By: /s/ Debra Abramovitz
                                           ------------------------------------
                                           Name:  Debra Abramovitz
                                           Title: Executive Director